Ducera Securities LLC

(A wholly owned subsidiary of Ducera LLC)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023

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SEC FILE NUMBER
8-69643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ducera Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Times Square, 36th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 S Orange Ave, Suite 1200	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Dowling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ducera Securities LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL L. FEINBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FE6358191
Qualified in New York County
My Commission Expires 05-08-2025

Notary Public

Signature:

Title: Chief Operating Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Index
December 31, 2023

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Those Charged with Governance of
Ducera Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ducera Securities LLC (the “Company”) as of December 31, 2023, and the related notes (collectively, referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company’s auditor since 2016.

New York, New York
February 28, 2024

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	297,580
Due from affiliate		3,077,879
Accounts receivable		775,000
Other assets		3,000
Total assets	**$**	**4,153,459**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	50,555
Due to parent		40,503
Total liabilities		**91,058**
Member's equity		4,062,401
Total liabilities and member's equity	**$**	**4,153,459**

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Ducera Securities LLC (the “Company”), a wholly owned subsidiary of Ducera LLC (the “Parent”), is a limited liability company and was formed under the laws of Delaware on May 18, 2015. On February 11, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the “SEC”) and is a member of the Financial Industry Regulatory Authority.

The primary business of the Company is to act as a broker-dealer providing advisory services on mergers, acquisitions, divestitures, restructuring, defensive strategies, joint ventures, capital raising activities, private placements, and similar transactions, activities, and strategies.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements
Revenue from contracts with customers includes advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Additionally, the Company receives reimbursement for expenses incurred as part of the general advisory services and transaction fees. The Company recognizes these reimbursed expenses in the period in which they were incurred.

2. Summary of Significant Accounting Policies (continued)

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. At times these deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable arise when the Company has the unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable include retainer fees, reimbursable expenses, and success fees due from clients. As of January 1, 2023, the accounts receivable balance was $0. At December 31, 2023, the accounts receivable balance was $775,000.

Allowance for credit losses
The Company complies with Accounting Standards Codification ("ASC") *Topic 326, Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including accounts receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2023, there was no allowance for credit losses. For the year ended December 31, 2023, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

Accounting Estimates
The Company's financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2023, and during the year the Company had no contract assets or contract liabilities. As of December 31, 2023, the Company had no contract assets or contract liabilities. Contract assets include reimbursable expenses associated with a contract.

Income Taxes
The Company is a single member limited liability company ("LLC") that is treated as a disregarded entity for US federal tax reporting. The Company's owner, the Parent, is an LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal and state income tax at the entity level, but is subject to local taxes which are based on income. The Parent is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes.

The Company is subject to NYC taxes. For the year-ended December 31, 2023, the Company recorded NYC unincorporated business tax expense of $126,926. At December 31, 2023, the Company has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. Revenues from Contracts with Customers

Revenues consist of fees from advisory services and reimbursed costs incurred in fulfilling the contract. Revenues reflect revenues from the Company's corporate finance, financial restructuring, and financial advisory services business segments.

Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

3. Revenues from Contracts with Customers (continued)

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration.

Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fee (i.e., the success related completion fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from corporate finance engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions, and private placements. completion fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of rendered service and the customer obtains control. Corporate finance contracts generally contain a variety of services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. Management's judgment is required in determining when a transaction is considered to be complete or terminated.

Revenues from financial restructuring engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented through, inter alia, bankruptcy proceedings, out-of-court exchanges, consent solicitations and other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the service and the customer obtains control.

Revenues from financial advisory services engagements primarily consist of fees generated in connection with valuation services and rendering fairness and financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions have been rendered and delivered to the client.

Disaggregation of revenue is presented on the face of the statement of operations by type of revenue earned by the Company.

4. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with Ducera Partners LLC (the "Affiliate"), also owned by the Parent, whereby the Affiliate provides accounting, administrative, office space, human resources and other services. During the year ended December 31, 2023, the Company, pursuant to the Expense Sharing Agreement, incurred $84,720 of expenses, included in compensation and related costs, occupancy, and other on the accompanying statement of operations. At December 31, 2023, the Company is owed by the Affiliate $3,077,879 and has a payable to the Parent of $40,503, which are included in due from Affiliate and due to Parent, respectfully in the accompanying statement of financial condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5. Concentrations

During 2023, four engagements accounted for approximately 92% of the Company's revenue.

6. Regulatory Requirements

The Company is subject to Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $206,522 which exceeded the required net capital of $6,071 by $200,451.

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

7. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2023 or during the year then ended.

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred through February 28, 2024 and determined that there are no material events that would require additional disclosure in the Company's financial statements.